Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS
1	Fourth Quarter and Full Year 2019 Highlights	4
2	Outlook	5
3	Business Overview	6
4	Results of Operations	11
5	Mineral Reserves and Mineral Resources	19
6	Annual Financial Results	20
7	Quarterly Financial Results	26
8	Financial Instruments and Related Risks	30
9	Risks and Uncertainties	34
10	Non-GAAP Financial Measures	35
11	Critical Accounting Policies and Estimates	40
12	Internal Control over Financial Reporting and Disclosure Controls and Procedures	40
13	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates	41

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Management’s Discussion and Analysis of the Financial Position and Results of Operations for the Year Ended December 31, 2019

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the audited consolidated financial statements of SSR Mining Inc., (“SSR Mining”, “the Company”, “we”, “us” or “our”) for the year ended December 31, 2019, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 20, 2020, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

Additional information, including our most recent Annual Information Form and Annual Report on Form 40-F is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained in Section 13. We use certain non-GAAP financial measures in this MD&A which are described in Section 10. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC, as set out in the cautionary note contained in Section 13.

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1.	FOURTH QUARTER AND FULL YEAR 2019 HIGHLIGHTS

◾

Achieved annual production and cost guidance: Achieved guidance for the eighth consecutive year by delivering gold equivalent production of 421,828 ounces at cash costs of $740 per payable gold equivalent ounce sold.(1)

◾

Continued our track record of Mineral Reserves and Resources growth: Successful exploration activities in 2019 increased gold Mineral Reserves at the Marigold mine to 3.9 million ounces. At the Seabee Gold Operation, gold Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased to 1.1 million ounces and gold Inferred Mineral Resources increased to 583,000 ounces.

◾

Fourth consecutive year of positive earnings per share: Annual basic attributable income per share in 2019 was $0.47, an increase of 840% from 2018. Annual adjusted basic attributable income per share in 2019 was $0.81, a 252% increase from 2018.(1)

◾

Delivered record annual gold production at Seabee: The operation achieved its sixth consecutive annual production record, producing 112,137 ounces of gold, exceeding the top end of our annual guidance. Annual cash costs were $464 per payable ounce of gold sold.(1)

◾

Strong operating performance at Marigold: Delivered gold production of 59,186 ounces for the fourth quarter of 2019, resulting in annual production of 220,227 ounces of gold, marking an annual production record and exceeding the top end of our annual guidance. Reported annual cash costs of $811 per payable ounce of gold sold. (1)

◾

Successful ramp-up of Puna: Produced 7.7 million ounces of silver in 2019 at annual cash costs of $10.38 per payable ounce of silver sold.(1) Strong fourth quarter results with production of 2.1 million ounces of silver and cash costs of $8.90 per payable ounce of silver sold(1), demonstrating operational improvements made through the year.

◾	Acquired 8,900 hectares contiguous to the Marigold mine: Prospective land package on trend with several zones of gold mineralization.

◾

Consolidated 100% ownership in Puna Operations: Completed acquisition of the remaining 25% interest in Puna Operations leading to an immediate increase in silver production and improved operational flexibility.

◾	Maintained strong liquidity and balance sheet: Cash balance increased to $504 million and the value of marketable securities increased to $66 million.

◾

Completed $230 million convertible notes offering: Issued $230 million aggregate principal amount of 2.50% unsecured convertible senior notes on March 19, 2019. A portion of the proceeds was used to repurchase $150 million of our outstanding $265 million 2.875% convertible notes.

◾	Published inaugural Sustainability Report: Report outlines our approach to sustainability and underscores our commitment to transparency with our stakeholders.

(1)

We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold and adjusted basic attributable income per share to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 10.

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2.	OUTLOOK

This section of the MD&A provides management’s production, cost, capital, exploration and development expenditure estimates for 2020. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 13. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the full year 2020, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations
Gold Production	oz	225,000 - 240,000	110,000 - 120,000	—
Silver Production	Moz	—	—	6.0 - 7.0
Lead Production	Mlb	—	—	21.0 - 24.0
Zinc Production	Mlb	—	—	7.0 - 9.0
Cash Costs per Payable Ounce Sold (1)	$/oz	780 - 810	460 - 500	10.50 - 12.00
Capital Expenditures
Sustaining	$M	60	15	15
Growth	$M	—	5	6
Capitalized Stripping / Capitalized Development	$M	20	12	12

Exploration Expenditures
Sustaining	$M	4	1	—
Growth	$M	8	11	1

(1)

We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at our operations. See “Non-GAAP Financial Measures” in Section 10.

In 2020, we expect to produce on a consolidated basis, at the midpoint of guidance, approximately 425,000 gold equivalent ounces at gold equivalent cash costs of $740 per payable ounce sold.

At the Marigold mine, gold production is expected to increase in 2020 compared to 2019. Marigold is well-positioned for another record production year as the mine benefits from an additional hydraulic loading unit purchased in 2019, expected to be commissioned in the first quarter of 2020, and continued operational efficiencies. Production is weighted toward the second half of the year as a result of mine sequencing and access to higher grade ore. Capital investments are expected to total $60 million, including $12 million for two replacement haul trucks and $15 million for an additional leach pad to be built in 2020. The continuous build of leach pad capacity will ensure the operation can maintain leach cycle times and gold recoveries at higher ore stacking rates. Capitalized stripping is expected to total $20 million with the majority incurred through the first three quarters of the year. Exploration expenditures totaling $12 million are expected to focus on drill programs at Mackay, Basalt, Valmy and Trenton Canyon with the goals of adding Mineral Reserves and defining additional Mineral Resources within these areas. Exploration expenditures include $2 million for drill testing Trenton Canyon’s sulphide targets.

At the Seabee Gold Operation, we expect to deliver another record gold production year in 2020 as we continue executing our plan of increasing mining rates to support higher sustained mill throughput. Production is weighted to the first half of the year due to access to higher grade ore. Cash costs are expected to remain low between $460 and $500 per payable ounce of gold sold. Sustaining capital investments remain focused on mining equipment and ventilation, with $5 million planned for underground and surface equipment to enable higher mine production. Due to continued exploration success at Seabee, in 2019 we commenced an expansion of tailings storage capacity at the mine. In 2020, investment in the tailings facility expansion is estimated to total $12 million as phase 1 of the project is completed and phase 2 is initiated, with completion expected in 2021. Once completed, Seabee is expected to have tailings capacity for current mill throughput levels into the early 2030s. Non-tailings facility-related capital expenditures are concentrated in the first quarter of 2020 as equipment is delivered over the ice road. Expected capitalized development expenditures of $12 million support higher mining rates and reflect the development strategy for the Santoy complex. Exploration expenditures at Seabee are estimated to total $12 million with a focus on expansion and definition of Santoy Gap Hanging Wall (“Gap HW”) and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019.

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At Puna Operations, we expect to produce between 6.0 and 7.0 million ounces of silver at cash costs, net of by-products, of between $10.50 and $12.00 per payable silver ounce sold. Production is weighted to the first half of the year due to higher grades, with the majority of capital stripping expected in the second half of the year. Sustaining capital investments of $15 million relate principally to maintenance of mine, mill and power generating equipment. A $6 million investment to replace contracted ore transportation is also planned as the operation focuses on lowering unit operating costs.

At the Pitarrilla project, located in Mexico, we plan to spend $4 million in 2020 as part of a two-year $10 million exploration program related to extending an existing decline to provide drill access to the underground Mineral Resources. An improved geological model from work completed in 2019 indicates strong potential to better define known, high-grade mineralized veining associated with steeply dipping rhyolite dyke contacts. Extending the underground ramp provides access for tighter spaced drilling at better orientations to test the rhyolite dykes and veins for continuity. If infill drilling confirms the continuity of high-grade mineralized structures, there would be potential to enhance the grades of existing Mineral Resources.

At the San Luis project, located in Peru, we expect to commence a detailed mapping program in the area of the existing high-grade gold-silver Mineral Resources in 2020.

Our 2.875% senior convertible notes issued in 2013 (the “2013 Notes”), of which approximately $115 million remain outstanding, provide for investors to put the notes to us at their option (the “Put Option”) for repurchase at par, plus accrued and unpaid interest thereon, if any, on February 1, 2020.

On January 31, 2020, we announced that as of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were validly surrendered for purchase. The remaining outstanding 2013 Notes are callable by us at par, plus accrued and unpaid interest thereon, if any, at any time at our election giving due notice, in accordance with the terms and conditions of the Indenture governing the 2013 Notes (the “Indenture”). On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. We will redeem all of our outstanding 2013 Notes on March 30, 2020 totaling an aggregate principal amount of $114,947,000 at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, unless any of the outstanding 2013 Notes are converted into common shares of the Company in accordance with the terms of the 2013 Notes. Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

Gold equivalent figures for our 2020 operating guidance are based on a gold-to-silver ratio of 86:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and an exchange rate of 1.30 Canadian dollars to one U.S. dollar. Royalty costs at Marigold were calculated using a gold price of $1,550 per ounce.

3.	BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $503.6 million in cash and cash equivalents as at December 31, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 19, 2019, we issued $230.0 million aggregate principal amount of 2.50% unsecured convertible senior notes (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. For a full description of the 2019 Notes, see the “Capital Resources” discussion in Section 6.

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Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of our outstanding 2013 Notes.

On June 27, 2019, we acquired approximately 8,900 hectares of land contiguous to the Marigold mine, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties (the “Properties”) from Newmont Corporation and Fairmile Gold Mining, Inc., net of a 0.5% net smelter returns royalty on the Properties. The aggregate purchase price included $22 million in cash and the assumption of related long-term environmental and reclamation obligations then valued at approximately $13 million. The acquisition of the Properties increases Marigold’s land position by 84%, provides a potential opportunity to increase mineralization and adds multiple zones of mineralization as potential exploration targets.

In August 2019, we completed the purchase of common shares of SilverCrest Metals Inc. (“SilverCrest”) pursuant to our equity participation right. Upon closing of the transaction, we owned approximately 9.8% of the issued and outstanding common shares of SilverCrest on a non-diluted basis. As at December 31, 2019, we owned approximately 8.4% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

On September 18, 2019, we closed the acquisition of the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation (“Golden Arrow”) for aggregate consideration totaling approximately $32.4 million (the “Transaction”). The Transaction allowed us to consolidate ownership in Puna Operations, streamlined our reporting structure and is expected to allow for cost savings and operational flexibility. The Transaction also provides us with near-term low-risk silver production growth. Under the terms of the Transaction, aggregate consideration consisted of $2.3 million in cash, $11.4 million for the cancellation of the outstanding principal and accrued interest on the non-revolving term loan to Golden Arrow, $18.2 million in common shares of SSR Mining, and $0.5 million for the transfer to Golden Arrow of 4,285,714 of their common shares held by us.

Market overview

Metal prices

The market prices of gold and silver are key drivers of our profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of, and demand for, these metals, interest rates, exchange rates, inflation or deflation, and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.

The price of gold traded between $1,270 per ounce and $1,350 per ounce in the first two quarters of 2019 and then increased steadily until early September, recording its highest level in 2019 at $1,552 per ounce, before declining slightly to finish 2019 at $1,517 per ounce. The PM fix average of $1,393 per ounce in 2019 was higher than the 2018 average of $1,268 per ounce. The silver price trading pattern closely followed that of gold with the first two quarters of 2019 trading within a range between $14.35 and $16.00 per ounce. From July through September, the price of silver increased to its highest level in 2019 of $19.57 per ounce and closed the year at $17.83 per ounce. The 2019 average silver fix price of $16.21 per ounce was higher compared to the 2018 average of $15.71 per ounce.

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In the fourth quarter of 2019, the average gold price of $1,481 per ounce increased from the average gold price of $1,472 per ounce in the third quarter of 2019. The average silver price over the same periods was $17.32 per ounce and $16.98 per ounce, respectively.

During 2019, two overarching themes lent support to the precious metals sector, including the move by various Central Banks to continue with or to project interest rate cuts, resulting in reduced bond yields as well as a general move away from risk and increased appetite for safe-haven assets such as gold. Significant events during the year that supported a movement away from risk included trade negotiations between the United States and China, geopolitical uncertainty surrounding Brexit, the air attack on Saudi Arabia’s largest oil facility, unrest amongst the populace in Hong Kong and impeachment proceedings against the President of the United States. In early 2020, the gold price has continued to increase, reaching a multi-year high, impacted largely by the Coronavirus outbreak in China.

Currency and commodity markets

The Canadian dollar (“CAD”) opened 2019 at $1.36 per one U.S. dollar, its weakest point for the year. The CAD generally strengthened during 2019 and, with the Canadian economy and dollar strongly correlated to commodities, the CAD ended the year at its strongest level for 2019 at $1.30 per one U.S. dollar. The Canadian and U.S dollar pairing spent the year trading at an average of $1.33 per one U.S. dollar, plus or minus 200 basis points, compared to $1.30 per one U.S. dollar in 2018, with the pattern dependent upon oil prices, the state of disruptive agriculture trading with China, trade tensions with the United States, and a divergence in Canadian Central Bank monetary policy relative to the United States Federal Reserve and other major Central Banks. During the fourth quarter of 2019, the CAD averaged $1.32 per one U.S. dollar, consistent with the average foreign exchange rate in the third quarter of 2019. Our Seabee Gold Operation has exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure.

The Argentine peso (“ARS”) depreciated from ARS 38 per one U.S. dollar at the start of 2019 to ARS 60 per one U.S. dollar in early December and closed the year at ARS 60 per one U.S. dollar. The average foreign exchange rate in 2019 was ARS 48 per one U.S dollar compared to ARS 28 per one U.S. dollar in 2018. The Argentine peso devalued by 53% relative to the U.S. dollar during 2019. In August 2019, the Argentine peso weakened from 45 to 60 per one U.S. dollar over a five-day period after the primary election, whereby the contesting Peronista party emerged as the likely winner of the federal election in November, which was the ultimate outcome. The move to this new government led to concerns regarding sovereign debt repayment, stricter foreign currency controls, a weak economy and high inflation. While a weaker currency is positive for Puna Operations’ operating costs, we expect the high inflation rates in Argentina to generally offset the benefits of the currency devaluation.

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Consolidated financial summary

(presented in thousands of U.S. dollars, except for per share value)

Selected Financial Data (1)	Three Months		Year
	Ended December 31		Ended December 31

	2019	2018	2019	2018

	$	$	$	$
Revenue	177,603	103,712	606,850	420,675
Income from mine operations (1)	58,913	16,536	170,883	76,845
Gross margin (%) (2)	33	16	28	18
Operating income (1)	43,228	3,061	122,338	29,895
Net income (loss)	19,479	(2,544)	55,757	(31)
Net income (loss) attributable to equity holders of SSR Mining	19,479	(3,486)	57,315	6,379
Basic attributable income (loss) per share	0.16	(0.03)	0.47	0.05
Adjusted attributable income before tax (1)	48,211	(345)	129,419	28,586
Adjusted attributable net income (1)	36,625	4,369	98,215	27,961
Adjusted basic attributable income per share (1)	0.30	0.04	0.81	0.23
Cash generated by (used in) operating activities	48,632	(3,744)	134,198	59,769
Cash used in investing activities	(22,303)	(63,027)	(130,328)	(115,930)
Cash generated by financing activities	(251)	11,903	80,553	20,516

Financial Position	December 31, 2019		December 31, 2018
Cash and cash equivalents		503,647		419,212
Marketable securities		66,453		29,542
Current assets		899,662		733,119
Current liabilities		234,171		83,254
Working capital (3)		665,491		649,865
Total assets		1,750,107		1,521,138

(1)

We report non-GAAP financial measures including adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share to manage and evaluate our operating performance. See “Non-GAAP Financial Measures” in Section 10.

(2)	Gross margin is defined as income from mine operations divided by revenue.
(3)	Working capital is defined as current assets less current liabilities.

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Annual financial summary

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Revenue for the year ended 2019 increased by 44% compared to the year ended 2018 mainly due to a 14% increase in gold ounces sold and a 10% increase in realized gold price at our Marigold mine and Seabee Gold Operation, as well as a 105% increase in silver ounces sold and a 2% increase in realized silver price at our Puna Operations.

Income from mine operations for the year ended 2019 of $170.9 million generated a gross margin of 28% compared to a gross margin of 18% for the year ended 2018, primarily due to higher ounces of gold and silver sold and higher average realized prices of gold and silver. Net income for the year ended 2019 was $55.8 million, compared to net loss of $0.0 million for the comparative period 2018.

Cash generated by operating activities for the year ended 2019 increased to $134.2 million compared to $59.8 million for the year ended 2018. The increase is mainly due to higher ounces sold and higher average realized prices of gold and silver.

Investing activities used $130.3 million for the year ended 2019 compared to using $115.9 million for the year ended 2018. In 2019, we invested $55.9 million in plant and equipment, $22.6 million to acquire the Properties, $23.2 million in capitalized stripping costs, $13.4 million in underground development costs and $11.6 million in the Chinchillas project. We also received $9.7 million of interest. In 2018, we invested $67.7 million in plant and equipment, $60.2 million on the Chinchillas project and $23.1 million in marketable securities, which was partially offset by $63.4 million received from the sale of marketable securities.

Cash generated by financing activities for the year ended 2019 increased to $80.6 million compared to $20.5 million for the year ended 2018. In 2019, we repurchased a portion of our 2013 Notes for $152.3 million and issued the 2019 Notes for net proceeds of $222.9 million. In addition, we received proceeds from stock option exercises of $7.2 million and funding, prior to the acquisition of the non-controlling interest, from our joint venture partner at Puna Operations of $3.7 million. In 2018, we received funding from our joint venture partner for $15.2 million at Puna Operations, as well as proceeds on the exercise of stock options of $5.3 million.

Quarterly financial summary

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Revenue increased by 71% in the fourth quarter of 2019 compared to the fourth quarter of 2018, mainly due to an 18% increase in gold ounces sold and a 20% increase in realized gold price at our Marigold mine and Seabee Gold Operation, as well as a 177% increase in silver ounces sold and a 20% increase in realized silver price at our Puna Operations.

Income from mine operations of $58.9 million in the fourth quarter of 2019 generated a gross margin of 33% compared to a gross margin of 16% in the fourth quarter of 2018. Compared to the fourth quarter of 2018, income from mine operations generated at all of our operations were higher mainly due to higher average realized prices of gold and silver and higher gold and silver ounces sold. Net income for the fourth quarter of 2019 was $19.5 million, compared to a net loss of $2.5 million in the same quarter of 2018.

Cash generated from operating activities in the fourth quarter of 2019 increased to $48.6 million compared to $3.7 million used in operating activities in the fourth quarter of 2018. All mine operations generated higher margins driven primarily by higher realized gold and silver prices.

Investing activities used $22.3 million of cash in the fourth quarter of 2019. This included expenditures of $18.9 million on plant and equipment, capitalized stripping costs of $3.7 million and underground development costs of $3.3 million, offset partially by $2.2 million of interest received. In the fourth quarter of 2018, we invested $10.6 million in mineral properties, plant and equipment, $18.9 million on the Chinchillas project and $23.1 million on the purchase of marketable securities.

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Cash used in financing activities was $0.3 million in the fourth quarter of 2019, compared to cash generated of $11.9 million in the fourth quarter of 2018.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our Puna Operations. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended				Total
	December 31,	September 30,	June 30,	March 31,
Operating data	2019	2019	2019	2019	2019	2018

Consolidated production and sales:
Gold produced (oz)	81,255	85,313	81,461	84,335	332,364	300,763
Silver produced (‘000 oz)	2,132	1,664	1,486	2,392	7,674	3,747
Lead produced (‘000 lb) (1)	7,985	5,304	3,879	6,789	23,957	3,107
Zinc produced (‘000 lb) (2)	3,007	2,206	1,539	1,640	8,392	8,775

Gold sold (oz)	85,450	78,928	83,978	83,516	331,872	290,294
Silver sold (‘000 oz)	2,584	1,505	2,679	927	7,695	3,761
Lead sold (‘000 lb) (1)	9,371	4,119	7,652	2,977	24,119	1,059
Zinc sold (‘000 lb) (2)	3,067	2,030	5,757	3,218	14,072	2,365

Cash costs ($/oz) - payable gold from Marigold mine (3)	778	822	835	812	811	723
Cash costs ($/oz) - payable gold from Seabee Gold Operation (3)	505	373	526	467	464	505
Cash costs ($/oz) - payable silver from Puna Operations (3)	8.90	14.22	9.80	9.94	10.38	15.91

Gold equivalent production (oz) (4)	106,205	104,775	98,334	112,514	421,828	347,090

Realized gold price ($/oz) (3)	1,480	1,480	1,314	1,303	1,394	1,263
Realized silver price ($/oz) (3)	17.32	17.31	14.92	15.35	16.26	15.92

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (3,4)	716	759	775	712	740	736
AISC per equivalent gold ounce sold ($/oz) (3,4)	1,088	1,136	1,049	1,088	1,087	1,088

Financial data ($000s)
Revenue	177,603	147,848	155,149	126,250	606,850	420,675
Income from mine operations	58,913	51,906	29,827	30,237	170,883	76,845

(1)	Data for lead production and sales relate only to lead in lead concentrate.
(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.
(3)

We report the non-GAAP financial measures of realized metal prices, cash costs and all-in sustaining costs (“AISC”) per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For further information, please refer to “Non-GAAP Financial Measures” in Section 10.

(4)

Gold equivalent ounces have been established using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

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Marigold Mine, U.S.

	Three months ended				Total

Operating data	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	2019	2018
Total material mined (kt)	18,457	19,033	19,254	17,295	74,039	70,431

Waste removed (kt)	11,736	12,676	12,185	11,767	48,364	42,907

Total ore stacked (kt)	6,721	6,357	7,070	5,528	25,676	27,526

Gold stacked grade (g/t)	0.36	0.51	0.38	0.34	0.40	0.37

Gold recovery (%)	76.0	77.0	75.0	73.0	75.4	73.5

Strip ratio	1.7	2.0	1.7	2.1	1.9	1.6

Mining cost ($/t mined)	1.83	1.73	1.65	1.73	1.74	1.76

Processing cost ($/t processed)	1.03	1.17	1.01	1.20	1.10	1.03

General and administrative costs ($/t processed)	0.54	0.54	0.47	0.54	0.51	0.45

Gold produced (oz)	59,186	52,968	54,922	53,151	220,227	205,161

Gold sold (oz)	61,088	50,650	59,702	55,517	226,957	198,884

Realized gold price ($/oz) (1)	1,478	1,481	1,309	1,303	1,391	1,261

Cash costs ($/oz) (1)	778	822	835	812	811	723

AISC ($/oz) (1)	1,117	1,104	986	930	1,034	974

Financial data ($000s)
Revenue	90,198	74,820	78,039	72,263	315,320	250,341

Income from mine operations	30,263	22,064	13,939	12,981	79,247	50,213

Capital expenditures (2)	17,768	10,496	6,924	3,167	38,355	52,935

Capitalized stripping	2,116	2,031	871	2,293	7,311	7,489

Exploration expenditures (3)	1,190	1,990	2,452	3,653	9,285	10,209

(1)

We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For further information, please refer to “Non-GAAP Financial Measures” in Section 10.

(2)	Excludes capitalized exploration expenditures.
(3)	Includes capitalized and expensed exploration expenditures.

Mine production

For the year ended December 31, 2019, the Marigold mine produced 220,227 ounces of gold, an increase of 7% compared to the 205,161 ounces of gold produced for the year ended 2018. For the year ended 2019, gold sales were 226,957 ounces as 2019 began with 6,300 ounces in finished goods inventory.

For the year ended December 31, 2019, total material mined was 74.0 million tonnes, a 5% increase as compared to the year ended 2018. During the year ended December 31, 2019, we mined 25.7 million ore tonnes, a 7% decrease from the previous year, offset by an 8% increase in gold stacked grade.

During the fourth quarter of 2019, 18.5 million tonnes of material were mined, a decrease of 3% compared to the third quarter of 2019, due to a long shovel move and variance to planned haulage cycles. A new leach pad cell was commissioned on schedule with material stacking commencing in the fourth quarter.

During the fourth quarter of 2019, we delivered approximately 6.7 million tonnes of ore to the heap leach pads at a gold grade of 0.36 g/t. This compares to 6.4 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.51 g/t in the third quarter of 2019. Gold grade mined in the fourth quarter of 2019 was 29% lower than the prior quarter as primary ore deliveries from Mackay Phase 5 wound down and were replaced by lower grade material from Mackay Phase 4. The strip ratio declined to 1.7:1 in the fourth quarter of 2019, a decrease of 12% compared to the prior quarter.

SSR Mining Inc.	MD&A Year-End 2019 | 12

During the fourth quarter of 2019, the Marigold mine produced 59,186 ounces of gold, a 12% increase compared to the prior quarter. The increase was due to higher-grade ore stacked during the third quarter of 2019, becoming available for production in the fourth quarter of 2019.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the year ended December 31, 2019, cash costs per payable ounce of gold sold were $811, an increase of 12% compared to the year ended 2018, primarily due to higher leach pad opening inventory unit costs. Total mining costs of $1.74 per tonne for the year ended December 31, 2019 were consistent with the prior year primarily due to 5% higher tonnes mined, offset partially by 4% higher total mining costs. Processing and general and administrative unit costs were higher for the year ended December 31, 2019 compared to the prior year mainly due to 7% fewer ore tonnes mined. Total processing costs for the year ended December 31, 2019 were consistent with total processing costs for the year ended 2018, while general and administrative costs increased 7% primarily due to higher labor costs.

For the year ended December 31, 2019, AISC per payable ounce of gold sold was $1,034 compared to $974 for the year ended December 31, 2018, primarily due to the higher cash costs referred to above, offset partially by an increase in the number of ounces sold.

In the fourth quarter of 2019, cash costs per payable ounce of gold sold were $778, a decrease of 5% compared to the previous quarter primarily due to lower leach pad opening inventory unit costs in the fourth quarter resulting from higher grades mined in the third quarter. Total mining costs of $1.83 per tonne in the fourth quarter of 2019 were 6% higher than the previous quarter due to 3% fewer tonnes mined and 3% higher total mining costs. Total mining costs were higher in the fourth quarter of 2019 mainly due to the timing of haul truck tire replacements. Processing unit costs were 12% lower in the fourth quarter of 2019 compared to the previous quarter mainly due to 6% higher ore tonnes mined and 7% lower total processing costs. Total processing costs were lower in the fourth quarter of 2019 mainly due to lower cyanide consumption and lower power unit rates. General and administrative unit costs in the fourth quarter of 2019 were consistent with the previous quarter as higher ore tonnes mined were offset by higher labor costs.

In the fourth quarter of 2019, AISC per payable ounce of gold sold was $1,117 compared to $1,104 in the third quarter of 2019 due to higher planned sustaining capital expenditures, primarily related to the purchase of a PC7000 Komatsu shovel during the quarter for approximately $10.6 million.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the year ended December 31, 2019, we sold 226,957 ounces of gold, a 14% increase compared to sales of 198,884 ounces of gold during the prior year. We realized an average gold price of $1,391 per ounce during the year ended December 31, 2019, compared to an average realized gold price of $1,261 per ounce during the year ended December 31, 2018.

In the fourth quarter of 2019, we sold 61,088 ounces of gold, a 21% increase compared to sales of 50,650 ounces of gold in the third quarter of 2019. We realized an average gold price of $1,478 per ounce during the fourth quarter of 2019, compared to an average realized gold price of $1,481 per ounce during the third quarter of 2019.

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Exploration

The main focus of the 2019 exploration program at Marigold was to convert Red Dot Mineral Resources into Mineral Reserves. During previous quarters, we conducted exploration drilling for additional Mineral Resources along areas that were north and south of Red Dot, within the Mackay pit and on Valmy target areas such as Crossfire and East Basalt. During the fourth quarter of 2019, we completed a total of 64 reverse circulation (“RC”) drill holes for 20,682 meters on these targets.

During the year ended December 31, 2019, our Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves. In the fourth quarter of 2019, we completed the second phase of confirmation drilling, which included nine core holes for 3,700 meters. Based on the results of these evaluations, we converted Mineral Resources to Mineral Reserves and Red Dot is anticipated to extend the Marigold mine life into the early 2030s, without requiring expansion of the haul fleet or the associated expansion capital.

Exploration at Marigold for the year ended December 31, 2019 was successful in replacing mined depletion and growing Mineral Reserves compared to the year ended December 31, 2018. Including leach pad inventory, year-over-year Probable Mineral Reserves increased by 18%. At the same time, Indicated Mineral Resources (inclusive of Mineral Reserves and leach pad inventory) decreased by 11% due to depletion and model changes. Inferred Mineral Resources declined by 55% to 0.18 million gold ounces (16.2 million tonnes at an average gold grade of 0.35 g/t). Please see Section 5 for additional information regarding our Mineral Reserves and Mineral Resources estimates.

During the fourth quarter of 2019, we completed 20,825 meters of drilling in 64 RC drill holes at Trenton Canyon. RC drilling for the year amounted to 93,006 meters in 272 drill holes.

Following the exploration release of July 30, 2019, we received another 42 intercepts with grade-thickness products exceeding 20 gram-meters. These results, in addition to earlier published drill assays, contribute to the Mineral Resources reported for the Marigold mine.

For 2020, we are planning 64,000 meters of RC and core drilling for resource growth at Trenton Canyon, Valmy, East Basalt, Mackay, and on two recently acquired small land parcels internal to Marigold’s mineral claims package. This work includes diamond drilling to explore for higher-grade sulphide hosted gold deposits between East Basalt and Trenton Canyon.

SSR Mining Inc.	MD&A Year-End 2019 | 14

Seabee Gold Operation, Canada

	Three months ended				Total

Operating data	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	2019	2018
Total ore milled (t)	87,394	77,465	88,424	90,756	344,039	351,999

Ore milled per day (t/day)	950	842	971	1,008	943	964

Gold mill feed grade (g/t)	7.89	12.39	9.83	8.59	9.56	9.16

Gold recovery (%)	97.9	98.8	98.4	97.2	98.2	97.4

Mining cost ($/t mined)	59	61	53	52	56	56

Processing cost ($/t processed)	29	28	35	28	30	25

General and administrative costs ($/t processed)	59	59	50	53	54	56

Gold produced (oz)	22,069	32,345	26,539	31,184	112,137	95,602

Gold sold (oz)	24,362	28,278	24,276	27,999	104,915	91,410

Realized gold price ($/oz) (1)	1,484	1,480	1,329	1,302	1,398	1,267

Cash costs ($/oz) (1)	505	373	526	467	464	505

AISC ($/oz) (1)	751	715	828	947	812	755

Financial data ($000s)
Revenue	36,142	41,331	32,237	36,431	146,141	115,655

Income from mine operations	13,735	22,134	11,762	13,672	61,303	30,783

Capital expenditures	2,772	5,406	3,358	8,772	20,308	7,054

Capitalized development	3,312	3,352	3,345	3,379	13,388	9,074

Exploration expenditures (2)	1,210	2,131	2,257	3,172	8,770	9,298

(1)

We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For further information, please refer to “Non-GAAP Financial Measures” in Section 10.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

For the year ended December 31, 2019, the Seabee Gold Operation produced 112,137 ounces of gold, an annual production record and a 17% increase compared to the year ended December 31, 2018. The increase in gold production was mainly due to higher mill feed head grade, in addition to 1,244 ounces (on a gross basis) recovered from sludge, fines and cathodes during the third quarter of 2019.

For the year ended December 31, 2019, the operation milled 344,039 tonnes of ore, a decrease of 2% from the 351,999 tonnes milled during the year ended December 31, 2018. For the year ended December 31, 2019, the average gold mill feed grade was 9.56 g/t, a 4% increase compared to the prior year. The Santoy mine supplied 100% of ore milled, predominantly from long hole stopes.

In the fourth quarter of 2019, the operation produced 22,069 ounces of gold, a 32% decrease from the third quarter of 2019, mainly due to lower gold grades more than offsetting higher milling rates.

In the fourth quarter of 2019, the operation milled 87,394 tonnes of ore compared to 77,465 tonnes in the third quarter of 2019. The mill achieved an average throughput of 950 tonnes per day over the fourth quarter of 2019, a 13% increase compared to the previous quarter, mainly due to increased mill feed from the Santoy mine. During the fourth quarter of 2019, gold mill feed grade was 7.89 g/t, a 36% decrease compared to the third quarter of 2019, as a result of stope sequencing. Gold recovery for the fourth quarter of 2019 was 97.9%, consistent with the previous quarter.

SSR Mining Inc.	MD&A Year-End 2019 | 15

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the year ended December 31, 2019, cash costs per payable ounce of gold sold were $464, 8% lower than the $505 for the year ended December 31, 2018. The decrease is due primarily to a 15% increase in ounces sold in 2019 as a result of the higher gold mill feed grade, offset partially by higher processing costs.

For the year ended December 31, 2019, AISC per payable ounce of gold sold was $812, 8% higher than the $755 for the year ended December 31, 2018. The increase is due to higher planned capital expenditures in 2019, related mainly to the Tailings Management Facility expansion, offset partially by the decrease in cash costs.

For the fourth quarter of 2019, cash costs per payable ounce of gold sold were $505, 35% higher than the $373 for the third quarter of 2019, due primarily to lower gold grade, 14% fewer ounces sold compared to the third quarter of 2019 and increases in total mining and general and administrative costs.

For the fourth quarter of 2019, AISC per payable ounce of gold sold was $751, compared to $715 in the third quarter of 2019 due to higher cash costs in conjunction with lower ounces sold in the fourth quarter of 2019, offset partially by lower sustaining capital expenditures.

Mine sales

Realized gold price is a non-GAAP financial measure. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the year ended December 31, 2019, we sold 104,915 ounces of gold, a 15% increase compared to the 91,410 ounces of gold sold in during the prior year. We realized an average gold price of $1,398 per ounce during the year ended December 31, 2019 compared to an average realized gold price of $1,267 per ounce during the year ended December 31, 2018.

In the fourth quarter of 2019, we sold 24,362 ounces of gold, a decrease of 14% compared to the 28,278 ounces of gold sold in the third quarter of 2019. We realized an average gold price of $1,484 per ounce during the fourth quarter of 2019 compared to an average realized gold price of $1,480 per ounce during the third quarter of 2019.

Exploration

In 2019, exploration at Seabee focused on increasing and upgrading Mineral Resources near the Santoy mine through 68,000 meters of drilling from surface and underground. Specific targets included Santoy 8A and Santoy Gap and the recently discovered Inferred Mineral Resources at Gap HW.

For the year ended December 31, 2019, Mineral Reserves decreased by 18%, due to mining depletion; however, the average gold grade is 11% higher compared to the year ended December 31, 2018. As of December 31, 2019, Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased by 23% at an average gold grade of 10.61 g/t as a result of our exploration focus at Gap HW. As of December 31, 2019, Inferred Mineral Resources are 583,000 ounces (2.13 million tonnes at an average gold grade of 8.50 g/t), 21% higher compared to the year ended December 31, 2018, due to conversion and continued exploration activity at Gap HW. Gap HW is now a significant discovery for the Seabee Gold Operation and remains open on strike and at depth. Please see Section 5 for additional information regarding our Mineral Reserves and Mineral Resources estimates.

During the fourth quarter of 2019, Seabee Gold Operation completed 12,738 meters of underground drilling for a total of 68,158 meters for the year ended December 31, 2019 to convert and extend portions of Santoy 8A, Santoy Gap and Gap HW deposits. The majority of the drilled meters were targeting Gap HW.

For 2020, we are planning to drill 50,000 meters in the area of the Santoy mine and Gap HW as brownfield work, with another 37,000 meters of drilling on greenfield targets on tenures controlled by us. Additionally, we are planning 12,000 meters of greenfield drilling on the Fisher property.

SSR Mining Inc.	MD&A Year-End 2019 | 16

Puna Operations, Argentina

(amounts presented on a 100% basis unless otherwise stated)

	Three months ended				Total

	December 31,	September 30,	June 30,	March 31,
Operating data	2019	2019	2019	2019	2019	2018
Total material mined (kt) (1)	3,244	3,116	3,304	2,618	12,282	897
Waste removed (kt) (1)	2,725	2,531	3,114	2,469	10,839	696
Strip ratio (1)	5.3	4.3	16.4	16.6	7.5	3.5
Ore milled (kt)	400	336	313	345	1,394	1,420

Silver mill feed grade (g/t)	174	165	160	235	184	114
Lead mill feed grade (%)	0.99	0.81	0.71	1.07	0.89	0.92
Zinc mill feed grade (%)	0.63	0.60	0.46	0.46	0.54	0.84
Silver recovery (%)	95.1	93.5	92.4	91.7	93.2	72.1
Lead recovery (%)	91.9	88.1	79.4	83.6	85.8	83.1
Zinc recovery (%)	54.3	49.3	48.1	47.3	49.2	39.3

Mining cost ($/t mined) (1)	2.62	2.76	2.33	2.74	2.60	2.61
Processing cost ($/t milled)	29.53	36.34	32.57	29.62	32.04	18.72
General and administrative costs ($/t milled)	9.11	9.24	8.27	8.02	8.68	7.34

Silver produced (‘000 oz)	2,132	1,664	1,486	2,392	7,674	3,747
Silver sold (‘000 oz)	2,584	1,505	2,679	927	7,695	3,761

Lead produced (‘000 lb) (2)	7,985	5,304	3,879	6,789	23,957	3,107
Lead sold (‘000 lb) (2)	9,371	4,119	7,652	2,977	24,119	1,059

Zinc produced (‘000 lb) (3)	3,007	2,206	1,539	1,640	8,392	8,775
Zinc sold (‘000 lb) (3)	3,067	2,030	5,757	3,218	14,072	2,365

Realized silver price ($/oz) (4)	17.32	17.31	14.92	15.35	16.26	15.92
Realized lead price ($/lb) (4)	0.92	0.94	0.85	0.95	0.90	0.89
Realized zinc price ($/lb) (4)	1.11	1.03	1.28	1.27	1.20	1.21

Cash costs ($/oz) (4)	8.90	14.22	9.80	9.94	10.38	15.91
AISC ($/oz) (4)	11.18	17.36	13.08	19.76	14.06	19.33

Financial Data ($000s)
Revenue	51,263	31,697	44,873	17,556	145,389	54,679

Income (loss) from mine operations	14,915	7,708	4,126	3,584	30,333	(4,151)

Capitalized expenditures (5)	2,134	1,782	1,157	1,543	6,616	9,680
Capitalized stripping	2,565	1,385	6,273	6,191	16,414	—
Exploration expenditures	492	229	65	1	787	462

(1)	Data for 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.
(2)	Data for lead production and sales relate only to lead in lead concentrate.
(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.
(4)

We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For further information, please refer to “Non-GAAP Financial Measures” in Section 10.

(5)	Does not include exploration or development of the Chinchillas project or capitalized stripping.

SSR Mining Inc.	MD&A Year-End 2019 | 17

Mine production

For the year ended December 31, 2019, Puna Operations produced a total of 7.7 million ounces of silver, 24.0 million pounds of lead and 8.4 million pounds of zinc. After declaring commercial production at the Chinchillas mine in December 2018, 2019 represented the first full year of Puna Operations milling Chinchillas open pit ore. During the year ended December 31, 2019, ore was milled at an average of 3,819 tonnes per day and contained an average silver grade of 184 g/t. The average silver recovery was 93.2%, a 29% improvement as compared to 2018 when the operation milled primarily low-grade stockpiled ore.

In the fourth quarter of 2019, silver production was 2.1 million ounces, an increase of 28% compared to the third quarter of 2019, due mainly to increased mill throughput and processing of higher-grade ore. During the fourth quarter of 2019, ore was milled at an average of 4,349 tonnes per day. Processed ore in the fourth quarter of 2019 contained an average silver grade of 174 g/t, a 5% increase compared to the third quarter of 2019. The average silver recovery in the fourth quarter of 2019 was 95.1% as mill performance continues to benefit from our Operational Excellence initiatives.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the year ended December 31, 2019, cash costs per payable ounce of silver sold were $10.38, a decrease of 35% compared to the year ended December 31, 2018. The decrease is mainly due to increased production as the Chinchillas mine achieved steady state operations, driven by higher silver mill feed grades and recoveries, partially offset by higher unit processing costs, driven by a re-start of the zinc circuit in 2019, the pumping of tailings for in-pit disposal at the Pirquitas plant and higher ore haulage costs.

For the year ended December 31, 2019, AISC per payable ounce of silver sold was $14.06, a decrease of 27% compared to the year ended December 31, 2018. The decrease is mainly due to lower cash costs per payable ounce of silver sold, offset partially by higher capital expenditures, including capital stripping costs, of which the majority were incurred in the first half of 2019.

In the fourth quarter of 2019, cash costs per payable ounce of silver sold were $8.90, a decrease of 37% compared to the third quarter of 2019. The decrease is mainly due to lower per unit operating costs as a result of higher mill throughput and higher by-product credits during the fourth quarter of 2019, driven by higher production resulting from an increase in mill throughput, feed grades, and recoveries.

In the fourth quarter of 2019, AISC per payable ounce of silver sold was $11.18, a decrease of 36% compared to the third quarter of 2019. The decrease is mainly due to lower cash costs per payable ounce of silver sold, offset partially by higher capital expenditures, including capitalized stripping costs during the fourth quarter of 2019.

Mine sales

Realized silver price is a non-GAAP financial measure. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the year ended December 31, 2019, silver sales totaled 7.7 million ounces, an increase of 105% compared to the year ended December 31, 2018. Lead sales totaled 24.1 million pounds and zinc sales totaled 14.1 million pounds. The increase in concentrate sales is mainly due to an increase in production, as 2019 represented the first full year of production at the Chinchillas mine. For the year ended December 31, 2019, realized silver price was $16.26 per ounce, an increase of 2% compared to the previous year.

In the fourth quarter of 2019, silver sales totaled 2.6 million ounces, an increase of 72% compared to the third quarter of 2019. Lead and zinc sales totaled 9.4 million pounds and 3.1 million pounds, respectively, representing increases of 128% and 51%, respectively, compared to the previous quarter. The increase in concentrate sales is mainly due to higher production in the fourth quarter of 2019, driven by higher throughput, feed grades, and recoveries, as well as the timing of concentrate sales.

SSR Mining Inc.	MD&A Year-End 2019 | 18

Exploration

During the fourth quarter of 2019, we completed 2,074 meters of diamond drilling exploring the Granada target. The Granada target is the projected intersection of the north-dipping past producing historic Potosi vein and the south-dipping Cortaderas Breccia vein which hosts much of the current underground Mineral Resources at Pirquitas. We anticipate completing the drilling in 2020 and reporting these results in the first half of 2020.

Chinchillas Project, Argentina

The Chinchillas project was completed in the fourth quarter of 2019 with all project components handed over to operations. The project was completed for an investment of $75 million, approximately $6 million below approved budget.

5.	MINERAL RESERVES AND MINERAL RESOURCES

At December 31, 2019, our total estimated gold Proven and Probable Mineral Reserves were 4.4 million ounces including Marigold leach pad inventory (230.3 million tonnes at an average gold grade of 0.56 g/t excluding Marigold leach pad inventory) and total estimated silver Proven and Probable Mineral Reserves were 49.7 million ounces (10.4 million tonnes at an average silver grade of 149 g/t) compared to 3.9 million ounces including Marigold leach pad inventory (203.6 million tonnes at an average gold grade of 0.56 g/t excluding Marigold leach pad inventory) and 38.7 million ounces (7.74 million tonnes at an average silver grade of 156 g/t), respectively, at December 31, 2018. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are unchanged from those used to determine the Mineral Reserves estimate at December 31, 2018. Further details regarding our Mineral Reserves and Mineral Resources estimates are presented in the “Mineral Reserves and Mineral Resources” section of our news release dated February 20, 2020.

At the Marigold mine, our 2019 exploration program led to an increase in Mineral Reserves. Probable Mineral Reserves increased to 3.9 million ounces of gold (228.8 million tonnes at an average gold grade of 0.49 g/t) at the year ended December 31, 2019, an increase of 18% compared to the year ended December 31, 2018. After consideration of mining depletion in 2019 of 330,000 ounces, 912,000 ounces (51.9 million tonnes at an average gold grade of 0.55 g/t) of Probable Mineral Reserves were added in 2019. The increase in Probable Mineral Reserves is mainly attributable to our successful infill and exploration drilling programs which converted Mineral Resources at Phases 2 and 3 of Red Dot and Mackay. We added 874,000 ounces (53.0 million tonnes at an average gold grade of 0.51 g/t) of gold Probable Mineral Reserves at Red Dot in Phases 2 and 3. Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 4.9 million ounces of gold (301.8 million tonnes at an average gold grade of 0.48 g/t) at December 31, 2019, compared to 5.6 million ounces (354.5 million tonnes at an average gold grade of 0.47 g/t) at December 31, 2018. The reduction is principally due to depletion and revised slope angles. Inferred Mineral Resources declined to 182,000 ounces of gold (16.2 million tonnes at an average gold grade of 0.35 g/t) at December 31, 2019, compared to 404,000 ounces of gold (33.6 million tonnes at an average gold grade of 0.37 g/t) at December 31, 2018, due to conversion in certain areas at Mackay and Red Dot. Both the 3.9 million ounce Probable Mineral Reserve and the 4.9 million ounce Indicated Mineral Resource (inclusive of Mineral Reserves) are inclusive of the respective year’s leach pad inventory. For further information regarding our Mineral Reserves and Mineral Resources estimate at Marigold, please see the technical report entitled “NI 43-101 Technical Report on the Marigold mine, Humboldt County, Nevada, U.S.A” dated July 31, 2018.

At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 500,000 ounces of gold at December 31, 2019, compared to 608,000 ounces at December 31, 2018. Proven Mineral Reserves were 117,000 ounces (0.37 million tonnes at an average gold grade of 9.82 g/t) and Probable Mineral Reserves were 383,000 ounces (1.16 million tonnes at an average gold grade of 10.29 g/t). The decrease in Proven and Probable Mineral Reserves was primarily due to depletion. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 1,050,000 gold ounces (3.08 million tonnes at an average gold grade of 10.61 g/t) at December 31, 2019, compared to 856,000 ounces (2.29 million tonnes at an average gold grade of 11.60 g/t) at December 31, 2018. This 23% addition of Measured and Indicated Mineral Resources principally reflects conversion and additions at Gap HW. Measured Mineral Resources are 201,000 ounces (0.49 million tonnes at an average gold grade of 12.69 g/t) at December 31, 2019, compared to 170,000 ounces (0.45 million tonnes at an average gold grade of 11.76 g/t) at December 31, 2018 and Indicated Mineral Resources are 849,000 ounces (2.59 million tonnes at an average gold grade of 10.22 g/t) at December 31, 2019, compared to 686,000 ounces (1.85 million tonnes at an average gold grade of 11.56 g/t) at December 31, 2018.

SSR Mining Inc.	MD&A Year-End 2019 | 19

As at December 31, 2019, Inferred Mineral Resources totaled 583,000 gold ounces (2.13 million tonnes at an average gold grade of 8.50 g/t) compared to 483,000 ounces (1.70 million tonnes at an average gold grade of 8.82 g/t) at December 31, 2018, with the majority of the increase resulting from discovery at Gap HW more than offsetting the conversion at Gap HW to Indicated Mineral Resources. The Gap HW discovery now totals 279,000 ounces (1.15 million tonnes at an average gold grade of 7.52 g/t) classified as Indicated Mineral Resources and an additional 217,000 ounces (0.85 million tonnes at an average gold grade of 7.94 g/t) classified as Inferred Mineral Resources. For further information regarding our Mineral Reserves and Mineral Resources estimate at the Seabee Gold Operation, please see the technical report entitled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017.

At Puna Operations, silver Proven and Probable Mineral Reserves are 49.7 million ounces at December 31, 2019 compared to 38.7 million ounces at December 31, 2018. The increase in reported Mineral Reserves results from our purchase of the remaining 25% interest in Puna Operations, which more than offset depletion and modelling adjustments. Proven Mineral Reserves are 3.8 million ounces (0.81 million tonnes at an average silver grade of 147 g/t) at December 31, 2019 compared to 4.4 million ounces (0.71 million tonnes at an average silver grade of 196 g/t) at December 31, 2018 and Probable Mineral Reserves are 45.9 million ounces (9.6 million tonnes at an average silver grade of 149 g/t) compared to 34.3 million ounces (7.03 million tonnes at an average silver grade of 152 g/t) at December 31, 2018. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 110.7 million ounces of silver within the open pit, underground and stockpiles at both Chinchillas and Pirquitas at December 31, 2019 compared to 89.0 million ounces at December 31, 2018. Measured Mineral Resources were 6.2 million ounces (1.51 million tonnes at an average silver grade of 127 g/t) at December 31, 2019 and Indicated Mineral Resources were 104.5 million ounces (27.4 million tonnes at an average silver grade of 119 g/t). Inferred Mineral Resources are estimated to total 42.7 million ounces (23.2 million tonnes at an average silver grade of 57 g/t) of silver at December 31, 2019, compared to 31.1 million ounces (16.8 million tonnes at an average silver grade of 58 g/t) of silver at December 31, 2018.

6.	ANNUAL FINANCIAL RESULTS

We have provided the following consolidated financial information for each of the three most recently completed financial years:

(expressed in thousands of United States dollars, except for per share amounts)	Years ended December 31

	2019	2018	2017
Total revenue	$606,850	$420,675	$448,773

Net income (loss)	55,757	(31)	71,466

Net income attributable to equity holders of SSR Mining	57,315	6,379	69,316

Basic income per share attributable to equity holders of SSR Mining	0.47	0.05	0.58

Diluted income per share attributable to equity holders of SSR Mining	0.47	0.05	0.57

Total assets	1,750,107	1,521,138	1,537,454

Total non-current financial liabilities	292,978	262,038	233,180

Income Statement Review

(expressed in thousands of United States dollars, except for per share amounts)

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Net income for the year ended December 31, 2019 was $55.8 million compared to a net loss of $0.0 million for the year ended December 31, 2018. The increase in net income was due to an increase in income from mine operations of $94.0 million, driven by increases in sales volumes at all our operations, including Puna Operations which declared commercial production at the end of 2018, combined with an increase in the average realized gold sales price, offset partially by higher unit production costs at Marigold due to fewer ore tonnes stacked in 2019 compared to 2018. In addition, as a result of the higher net income generated during the year ended December 31, 2019, income tax expense increased by $22.3 million compared to the prior year.

SSR Mining Inc.	MD&A Year-End 2019 | 20

	2019	2018
Revenue	$606,850	$420,675
Cost of sales

Production costs	(329,810)	(245,111)

Depletion and depreciation	(106,157)	(98,719)
	(435,967)	(343,830)
Income from mine operations	170,883	76,845

General and administrative expenses	(30,929)	(32,941)

Exploration, evaluation and reclamation expenses	(17,616)	(14,009)
Operating income	122,338	29,895

Interest and other finance income	11,910	11,761

Interest expense and other finance costs	(31,598)	(33,630)

Loss on redemption of convertible debt	(5,423)	—

Other (expense) income	(5,739)	(9,092)

Foreign exchange (loss) gain	(5,359)	9,156
Income before income taxes	86,129	8,090

Income tax expense	(30,372)	(8,121)
Net income (loss)	$55,757	$(31)

Revenue

Total revenues increased by $186.2 million, or 44%, to $606.9 million for the year ended 2019, compared to $420.7 million in the comparative period of 2018. The increase was due primarily to an increase in gold sales revenue of $95.5 million from the Marigold mine and Seabee Gold Operation and increases in silver sales revenue of $64.6 million and lead sales revenue of $18.7 million from Puna Operations. The increase in gold sales revenue was due to higher sales volumes at Marigold and Seabee of 14% and 15%, respectively, combined with a 10% increase in the average realized gold sales price for the year ended 2019 compared to the prior year. The increase in silver and lead sales revenue was due to an increase in sales volume as we declared commercial production at Chinchillas in December 2018.

Production costs

Production costs increased by $84.7 million to $329.8 million for the year ended 2019, compared to $245.1 million in the comparative period of 2018. The increase was due primarily to an increase in gold and silver sales volumes at our operations and an increase in higher unit production costs at Marigold driven by fewer ore tonnes stacked in 2019 compared to 2018. These increases were offset partially by lower unit production costs at Puna Operations, as it ramped up operations in 2019 after declaring commercial production in 2018.

Depreciation and depletion

Year ended December 31	2019	2018	Change
Depreciation and depletion ($000s)	$106,157	$98,719	8%

Gold equivalent payable ounces sold (000s)	415	335	24%
Depreciation and depletion per equivalent ounce	$256	$295	(13)%

The increase in depreciation and depletion of $7.5 million to $106.2 million for the year ended December 31, 2019 from $98.7 million for the year ended December 31, 2018 was due primarily to an increase in gold and silver sales volumes at all our operations, offset partially by the impact of higher depletable reserve base at both the Marigold mine and the Seabee Gold Operation.

SSR Mining Inc.	MD&A Year-End 2019 | 21

General and administrative expenses

For the year ended 2019, we recognized general and administrative expenses of $30.9 million compared to $32.9 million for the year ended 2018. The decrease in 2019 compared to 2018 is mainly due to lower salaries and benefits, consulting and professional fees and lower share-based compensation. General and administrative share-based compensation expense for the years ended 2019 and 2018 was $12.8 million and $13.4 million, respectively. Share-based compensation expense decreased primarily due to the impact of changing the 2018 and 2019 Performance Share Unit (“PSU”) grants from cash-settled to equity-settled to reflect the intention of our Board of Directors to settle the PSUs in common shares.

Exploration, evaluation and reclamation costs

For the year ended 2019, exploration, evaluation and reclamation costs were $17.6 million, compared to $14.0 million for the year ended 2018. The majority of expensed expenditures for the year ended 2019 related to exploration work performed at the Seabee Gold Operation and our Trenton Canyon property. The majority of expensed expenditures for the year ended 2018 related to exploration work performed at the Seabee Gold Operation and the SIB project located near the former Eskay Creek mine in northwest British Columbia.

Interest and other finance income

Years ended December 31	2019	2018
Interest income	$11,111	$9,219

Accretion income on deferred consideration	799	2,542
	$11,910	$11,761

Interest and other finance income of $11.9 million for the year ended December 31, 2019 was comparable to the prior year. Interest income relates primarily to interest earned on our cash and cash equivalents balance. In accordance with our investment policy, we invest our cash in short-term investments or high interest savings accounts with maturities of 90 days or less.

Interest expense and other finance costs

Years ended December 31	2019	2018
Interest expense on convertible notes	$ (23,049)	$ (21,990)
Accretion of reclamation and closure cost provision	(3,743)	(3,459)
Interest expense on moratorium liability	(2,542)	(6,212)
Other	(2,264)	(1,969)
	$ (31,598)	$ (33,630)

For the year ended 2019, interest expense was mainly attributable to accretion and interest paid or accrued on our 2019 Notes and our 2013 Notes, while during the year ended 2018, interest expense was mainly attributable to accretion and interest paid or accrued on our 2013 Notes. The decrease in interest expense and other finance costs in 2019 compared to 2018 was primarily due to a decrease in interest expense on Puna Operations’ moratorium liability due to a decrease in the average liability balance in 2019 compared to 2018, reflecting the principal repayments made during the periods and the devaluation of the Argentine peso.

Loss on redemption of convertible debt

In connection with the repurchase in March 2019 of $150 million of the outstanding $265 million of our 2013 Notes, we recognized a loss of $5.4 million, representing the difference between the estimated fair value of the debt portion redeemed and the book value of the repurchased 2013 Notes.

SSR Mining Inc.	MD&A Year-End 2019 | 22

Foreign exchange (loss) gain

For the year ended 2019, we recognized a foreign exchange loss of $5.4 million compared to a $9.2 million foreign exchange gain recognized for the year ended 2018. Our main foreign exchange exposures relate to net monetary assets and liabilities denominated in Argentine pesos and Canadian dollars. The foreign exchange loss for the year ended 2019 resulted mainly due to a weaker Argentine peso in which our value-added tax (“VAT”) receivable asset is denominated, partially offset by our declining moratorium liability and by a strengthening of the Canadian dollar and its impact on our net monetary assets denominated in Canadian dollars. The foreign exchange gain for the year ended 2018 resulted mainly from a significantly weaker Argentine peso at a time in which our moratorium liability exceeded our VAT receivable balance.

Income tax expense

For the year ended December 31, 2019, we recognized an income tax expense of $30.4 million compared to $8.1 million in the year ended December 31, 2018. The total income tax expense in the year ended 2019 consists of a current tax expense of $24.8 million and deferred tax expense of $5.6 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, the metal concentrate and gold sales activities in Canada, as well as inflation adjustments on monetary items and an erosion of its tax basis due to the devaluation of the Argentine peso. This is partially offset by the impact of the general and administrative expenses incurred in Canada, $1.7 million of tax recovery from the repurchase of our 2013 Notes and the inflation adjustments to the tax basis of mineral properties, plant and equipment.

The total income tax expense for the year ended December 31, 2018 consists of a current tax expense of $8.0 million and a deferred tax expense of $0.1 million. Income tax expense was a result of the restructuring of our Argentine business units, profitable operations at the Marigold mine and the Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada, offset partially by the impact of general and administrative expenses in Canada.

Other comprehensive income

For the year ended 2019, we recognized a gain, net of tax, of $29.8 million on marketable securities compared to a loss of $37.7 million in the comparative period of 2018. The gain, net of tax, recognized in 2019 is mainly due to changes in the fair value of our investment in SilverCrest compared to the loss in the prior period which is mainly due to changes in the fair value of our investment in Pretium Resources Inc. (“Pretium”), which was fully sold in May 2018.

Financial Position and Liquidity

(expressed in thousands of United States dollars)

	As at December 31
	2019	2018

Cash generated by operating activities	$134,198	$59,769

Cash flows from financing activities	(130,328)	(115,930)

Cash generated by financing activities	80,553	20,516

Effect of foreign exchange rate changes on cash and cash equivalents	12	(5,007)

Increase (decrease) in cash and cash equivalents	84,435	(40,652)

Cash and cash equivalents, beginning of period	419,212	459,864

Cash and cash equivalents, end of period	$503,647	$419,212

Cash generated by operating activities

For the year ended December 31, 2019, cash generated by operating activities was $134.2 million, an increase of 124% compared to the year ended 2018. The increase in cash generated by operating activities compared to the comparative period 2018 is driven by higher gold sales from our Marigold mine and Seabee Gold Operation, as well as higher silver and base metal sales from our Puna Operations. Cash generated by operating activities in 2019 was impacted by a $61.0 million increase in non-cash working capital items, mainly driven by an increase in concentrate sales receivables related to our Puna Operations.

SSR Mining Inc.	MD&A Year-End 2019 | 23

Cash used in investing activities

For the year ended December 31, 2019, cash used in investing activities was $130.3 million. We invested in $135.8 million in mineral properties, plant and equipment, including $55.9 million to purchase plant and equipment, $23.2 million in capitalized stripping costs at our Marigold mine and Puna Operations, $13.4 million in underground mine development costs at our Seabee Gold Operation, $11.6 million in Chinchillas project costs and $22.6 million to acquire the Properties contiguous to the Marigold mine. Additionally, we received interest of $9.7 million and $3.3 million in proceeds on the sale of marketable securities.

For the year ended December 31, 2018, we invested $67.7 million in plant and equipment and $16.6 million was invested in capitalized stripping and underground development at our Marigold mine and Seabee Gold Operation. We also invested $60.2 million in the development of the Chinchillas project and $23.1 million in the purchase of SilverCrest shares. We received $63.4 million from the sale of our remaining common shares of Pretium.

Cash generated by financing activities

For the year ended December 31, 2019, cash generated by financing activities was $80.6 million compared to $20.5 million generated from financing activities for the year ended 2018. During 2019, we issued our 2019 Notes for net proceeds of $222.9 million and repurchased a portion of our 2013 Notes for $152.3 million. We also received proceeds of $7.2 million from the exercise of stock options and $3.7 million in funding from our non-controlling interest.

Cash generated by financing activities of $20.5 million for the year ended December 31, 2018 consisted of $15.2 million in funding from our non-controlling interest in Puna Operations and $5.3 million in proceeds received from the exercise of stock options.

Liquidity

At December 31, 2019, we had $503.6 million of cash and cash equivalents, an increase of $84.4 million from December 31, 2018. At December 31, 2019, our working capital position of $665.5 million, was an increase of $15.6 million from $649.9 million at December 31, 2018. We manage our liquidity position with the objective of ensuring sufficient funds are available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at December 31, 2019, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each operation.

Of our cash and cash equivalents balance, $500.4 million was held in Canada or the United States. At December 31, 2019, $2.5 million cash was held in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources

Our objectives when managing capital are to:

◾	safeguard our ability to continue as a going concern in order to operate and optimize our current projects and pursue strategic growth initiatives; and

◾	maintain a flexible capital structure which lowers our cost of capital.

In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our 2013 Notes and 2019 Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual budget and updated forecasts are monitored and approved by our Board of Directors.

To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to meet our business requirements for a minimum of twelve months.

SSR Mining Inc.	MD&A Year-End 2019 | 24

In the first quarter of 2019, we issued the 2019 Notes for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, equivalent to an initial conversion price of $18.48 per common share.

Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax laws. On or after April 1, 2023 and prior to April 1, 2026, we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash. Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.

Concurrent with the 2019 Notes offering, we repurchased, in separate privately negotiated transactions, $150.0 million of our outstanding $265 million of 2013 Notes.

At December 30, 2019, holders of our 2013 Notes had the right to exercise the Put Option pursuant to the terms of the Indenture any time before January 31, 2020. As of December 30, 2019, there was $115,000,000 aggregate principal amount of the 2013 Notes outstanding.

On January 31, 2020, as of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were validly surrendered for purchase. The remaining outstanding 2013 Notes are callable by us at par, plus accrued and unpaid interest thereon, if any, at any time at our election giving due notice, in accordance with the terms and conditions of the Indenture. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. We will redeem all of our outstanding 2013 Notes on March 30, 2020 totaling an aggregate principal amount of $114,947,000 at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, unless any of the outstanding 2013 Notes are converted into common shares of the Company in accordance with the terms of the 2013 Notes. Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

Our $75 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of December 31, 2019, we were in compliance with our externally-imposed financial covenants in relation to the Credit Facility. We do not have any financial covenants in relation to our 2013 Notes and 2019 Notes.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at February 20, 2020, the following common shares and options were outstanding:

			Remaining life
	Number of shares	Exercise price (C$)	(years)

Capital stock	123,239,940

Stock options	1,970,317	5.83 - 24.99	0.81 - 6.87

Other share-based compensation awards	1,105,559		0.11 - 9.87

Fully diluted	126,315,816

SSR Mining Inc.	MD&A Year-End 2019 | 25

7.	QUARTERLY FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share and per ounce amounts:

	2019				2018
(in thousands of U.S. dollars, unless otherwise noted)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Revenue	177,603	147,848	155,149	126,250	103,712	115,033	104,028	97,902

Gold equivalent payable ounces sold	114,268	95,112	112,022	93,452	82,439	96,337	80,937	74,922

Realized gold price ($/oz) (1)	1,480	1,480	1,314	1,303	1,230	1,208	1,304	1,334

Realized silver price ($/oz) (1)	17.32	17.31	14.92	15.35	14.42	15.45	16.49	16.79

Income from mine operations	58,913	51,906	29,827	30,237	16,536	21,875	21,203	17,231

Income (loss) before tax	31,148	32,981	13,103	8,897	(7,559)	6,632	9,823	(806)

Net income (loss)	19,479	18,132	12,414	5,732	(2,544)	2,228	2,607	(2,322)

Attributable income (loss) to equity holders of SSR Mining	19,479	20,741	10,631	6,464	(3,486)	6,374	5,117	(1,626)

Basic attributable income (loss) per share	0.16	0.17	0.09	0.05	(0.03)	0.05	0.04	(0.01)

Diluted attributable income (loss) per share	0.16	0.17	0.09	0.05	(0.03)	0.05	0.04	(0.01)

Cash and cash equivalents	503,647	474,479	452,160	461,351	419,212	474,511	493,642	472,901

Total assets	1,750,107	1,688,443	1,650,222	1,607,142	1,521,138	1,503,717	1,504,987	1,490,123

Working capital (2)	665,491	636,310	599,685	616,758	649,865	649,448	671,967	685,731

Non-current financial liabilities	169,769	588,346	169,347	167,643	247,551	243,858	240,234	236,685

(1)

We report the non-GAAP financial measures of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 10.

(2)	Working capital is defined as current assets less current liabilities.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, realized gold prices have ranged between $1,208 and $1,481 per payable ounce of gold sold and realized silver prices have ranged between $14.42 and $17.32 per payable ounce of silver sold. Sales volumes have been impacted by generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation and increasing production at Puna Operations after commercial production was declared at the Chinchillas mine on December 1, 2018.

Income from mine operations broadly follows the trend in revenue. Gross margin, defined as income from mine operations divided by revenue, decreased following the Pirquitas pit closure at Puna Operations in early 2017 until the Chinchillas mine was brought into commercial production in December 2018. From time to time, certain periods are impacted by non-cash adjustments. There have been no significant non-cash adjustments impacting income from mine operations over the past eight quarters.

Net income (loss) before and after income tax has fluctuated significantly over the past eight quarters, as it has been heavily influenced by operating performance and other adjustments. Net income for the third quarter of 2019 was negatively impacted by $6.8 million of deferred tax expense, primarily related to the devaluation of the Argentine peso. Net income for the first quarter of 2019 was negatively impacted by a $5.4 million loss on redemption of a portion of our 2013 Notes. Net income for the fourth quarter of 2018 was negatively impacted by a $2.8 million expense related to the premium paid over the prevailing market price on the purchase of SilverCrest shares. Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina.

SSR Mining Inc.	MD&A Year-End 2019 | 26

Three months ended December 31, 2019, compared to the three months ended December 31, 2018

(expressed in thousands of United States dollars, except for per share amounts)

	Three months ended December 31
	2019	2018
Revenue	$177,603	$103,712
Cost of sales

Production costs	(89,179)	(64,175)

Depletion and depreciation	(29,511)	(23,001)

	(118,690)	(87,176)

Income from mine operations	58,913	16,536

General and administrative expenses	(10,242)	(12,108)

Exploration, evaluation and reclamation expenses	(5,443)	(1,367)

Operating income	43,228	3,061

Interest and other finance income	1,669	3,202

Interest expense and other finance costs	(7,545)	(8,205)

Other expense	(1,571)	(3,618)

Foreign exchange loss	(4,633)	(1,999)

Income (loss) before taxes	31,148	(7,559)

Income tax (expense) recovery	(11,669)	5,015

Net income (loss)	$19,479	$(2,544)

Net income attributable to our shareholders for the three months ended December 31, 2019 was $19.5 million ($0.16 per share), compared to a net loss of $3.5 million (($0.03) per share) in the same period of 2018. The following is a summary and discussion of the significant components of income and expenses recorded during the three months ended December 31, 2019 compared to the same period in the prior year.

Revenue

In the three months ended December 31, 2019, we recognized total revenues of $177.6 million, compared to $103.7 million in the comparative period of 2018. The increase was due to higher gold sales from the Marigold mine and Seabee Gold Operation and higher silver sales from Puna Operations.

Production costs

Production costs increased by $25.0 million to $89.2 million for the three months ended December 31, 2019, compared to $64.2 million in the comparative period of 2018. The increase was due primarily to an increase in gold and silver production at our operations. These increases were offset partially by lower unit production costs at Puna Operations, as it ramped up operations in 2019 after declaring commercial production in 2018, and at Marigold mine as a result of higher tonnes stacked. Unit production costs at Seabee Gold Operation were flat during the fourth quarter of 2019 compared to the prior period.

Depreciation and depletion

Three months ended December 31	2019	2018	Change
Depreciation and depletion ($000s)	$29,511	$23,001	28%
Gold equivalent payable ounces sold (000s)	114	82	39%
Depreciation and depletion per equivalent ounce	$259	$281	(8)%

Depreciation and depletion costs increased by $6.5 million to $29.5 million for the year three months ended December 31, 2019 compared to $23.0 million for the comparative period 2018. The increase is due primarily to an increase in gold and silver sales volumes at all our operations, offset partially by a lower average depletable base.

SSR Mining Inc.	MD&A Year-End 2019 | 27

General and administrative expenses

General and administrative expenses in the three months ended December 31, 2019 were $10.2 million compared to $12.1 million in the three months ended December 31, 2018. The decrease was primarily due to lower share- based compensation and salaries and benefits in the current period relative to the comparative period 2018. General and administrative share-based compensation expense for three months ended December 31, 2019 and 2018 was $5.3 million and $8.1 million, respectively. Share-based compensation expense decreased primarily due to the impact of changing the 2018 and 2019 PSU grants from cash-settled to equity-settled to reflect the intention of the Board of Directors to settle the PSUs in common shares.

Exploration, evaluation and reclamation expenses

Exploration, evaluation and reclamation costs of $5.4 million for the three months ended December 31, 2019 were lower than the $1.4 million for the three months ended December 31, 2018. The majority of expenditures in the three months ended December 31, 2019 related to greenfield exploration work performed at our Trenton Canyon property and our Seabee Gold Operation. The majority of expenditures in the three months ended December 31, 2018 related to greenfield exploration work performed at the Seabee Gold Operation.

Interest and other finance income

For the three months ended December 31, 2019, interest and other finance income was $1.7 million compared to $3.2 million for the comparative period 2018. Interest income relates primarily to interest earned on our cash balance. In accordance with our investment policy, we invest our cash in short-term investments or high interest savings accounts with maturities of 90 days or less.

Interest expense and other finance costs

Three months ended December 31	2019	2018

Interest expense on convertible notes	$(5,839)	$(5,613)

Accretion of reclamation and closure cost provision	(764)	(1,137)

Interest expense on moratorium liability	(54)	(29)

Other	(888)	(1,426)
	$(7,545)	$(8,205)

For the three months ended December 31, 2019, interest expense and other finance costs were $7.5 million compared to $8.2 million for the comparative period 2018. During the fourth quarter of 2019, the interest expense was mainly attributable to accretion and interest paid or accrued on our 2013 Notes and 2019 Notes, while in the fourth quarter of 2018, the interest expense was mainly attributable to accretion and interest paid or accrued on our 2013 Notes. The decrease in interest expense and other finance costs is mainly due to a decrease in interest expense on Puna Operations’ moratorium liability resulting from a decrease in the average liability balance in the fourth quarter of 2019 compared to the fourth quarter of 2018, reflecting repayments of principal made during the periods.

Foreign exchange loss

We recognized a foreign exchange loss for the three months ended December 31, 2019 of $4.6 million compared to a foreign exchange loss of $2.0 million for the three months ended December 31, 2018. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in Argentine pesos and Canadian dollars. During the three months ended December 31, 2019, the foreign exchange loss was mainly due to a weaker Argentine peso in which our VAT receivable asset is denominated, partially offset by our declining moratorium liability. During the three months ended December 31, 2018, the foreign exchange loss resulted mainly from a strengthening of the Argentine peso after a significant decline earlier in the year during a period where our moratorium liability exceeded our VAT receivables.

SSR Mining Inc.	MD&A Year-End 2019 | 28

Income tax expense

For the three months ended December 31, 2019, we recognized an income tax expense of $11.7 million compared to an income tax recovery of $5.0 million in the three months ended December 31, 2018. The income tax expense in the fourth quarter of 2019 consists of a current tax expense of $7.7 million and a deferred tax expense of $4.0 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, the metal concentrate and gold sales activities in Canada, offset partially by the impact of the general and administrative expenses incurred in Canada. Further, income tax expense in the period included $4.5 million of deferred tax expense related to Puna Operations. Deferred tax expense for Puna Operations arises primarily due to inflation adjustments on monetary items and an erosion of its tax basis due to the devaluation of the Argentine peso, partially offset by inflation adjustments to the tax basis of mineral properties, plant and equipment.

The income tax expense for the three months ended December 31, 2018 consists of a current tax expense of $0.3 million and a deferred tax recovery of $5.3 million. The total income tax expense for the period was a result of the restructuring of our business units in Argentina, profitable operations at the Marigold mine and Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada and a $5.1 million recovery of tax expense related to inflation adjustments to the tax basis of mineral properties, plant and equipment in Argentina.

Other comprehensive income

During the fourth quarter of 2019, we recognized a gain, net of tax, of $12.5 million on marketable securities, compared to a gain of $2.1 million in the fourth quarter of 2018. The gain, net of tax, recognized in the fourth quarter of 2019 current period is mainly due to changes in the fair value of our investment in SilverCrest.

Financial Position and Liquidity

(expressed in thousands of United States dollars)

	Three months ended December 31
	2019	2018
Cash generated by (used in) operating activities	$48,632	$(3,744)
Cash used in investing activities	(22,303)	(63,027)
Cash (used in) generated by financing activities	(251)	11,903
Effect of foreign exchange rate changes on cash and cash equivalents	3,090	(431)
Increase (decrease) in cash and cash equivalents	29,168	(55,299)
Cash and cash equivalents, beginning of period	474,479	474,511
Cash and cash equivalents, end of period	$503,647	$419,212

Cash generated by operating activities

In the fourth quarter of 2019, cash generated by operating activities was $48.6 million compared to cash used by operating activities of $3.7 million in the fourth quarter of 2018. The increase in cash generated by operating activities compared to the comparative period 2018 is driven by higher gold sales from our Marigold mine and Seabee Gold Operation, as well as higher silver sales from our Puna Operations. Cash generated from operating activities was impacted by a $12.9 million increase in non-cash working capital items, mainly driven by an increase in production and therefore, concentrate sales, at our Puna Operations in the fourth quarter of 2019.

Cash used in investing activities

In the fourth quarter of 2019, cash used in investing activities was $22.3 million compared to $63.0 million in the fourth quarter of 2018. The decrease in cash used in investing activities in the fourth quarter of 2019 is mainly due to lower expenditures on mineral properties, plant and equipment of $11.9 million compared to the same period in the prior year, driven by a $13.1 million decrease in Chinchillas project cost expenditures after commercial production of the mine was declared in December 2018. In the fourth quarter of 2018, we also invested $23.1 million in marketable securities, which was primarily related to our investment in SilverCrest, and loaned $8.0 million to our joint venture partner in Puna Operations. We did not make similar investments in the fourth quarter of 2019.

SSR Mining Inc.	MD&A Year-End 2019 | 29

Cash generated by (used in) financing activities

In the fourth quarter of 2019, we used $0.3 million in financing activities, primarily related to lease payments. In the fourth quarter of 2018, we generated $11.9 million from financing activities, which was due to $8.8 million received from our joint venture partner in Puna Operations and $3.1 million of proceeds from the exercise of stock options.

8.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

a)    Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i) Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver, lead and zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

◾	global or regional consumption patterns;

◾	the supply of, and demand for, these commodities;

◾	speculative activities;

◾	the availability and costs of substitutes;

◾	inflation; and

◾	political and economic conditions, including interest rates and currency values.

The principal financial instruments that we hold which are impacted by commodity prices are our concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any metal as part of our overall corporate strategy.

We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

A 10% increase or decrease in the silver prices as at December 31, 2019, with all other variables held constant, would have resulted in a $2,260,000 (December 31, 2018 - $891,000) increase or decrease to our trade receivables and after-tax net income.

As we do not have trade receivables for gold sales, movements in gold prices do not impact the value of any financial instruments.

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The costs relating to our production activities vary depending on market prices on consumables including diesel fuel and electricity.

During 2019, in accordance with our risk management policy, we have used swaps and options to manage a portion of our cost of diesel. As at December 31, 2019, the fair value of derivative instruments related to our diesel hedges was ($348,000) (December 31, 2018 - ($1,908,000)).

Marigold Mine

Our instruments are based on the Ultra Low Sulphur Gulf Coast Diesel Index for diesel consumed at the Marigold mine. As at December 31, 2019, we have hedged the following future anticipated usage at the Marigold mine:

	2020	2021
Gallons hedged (in thousands)	4,200	600
Portion of forecast diesel hedged	41.2%	5.9%
Floor price ($/gallon)	1.72	1.50
Cap price ($/gallon)	2.22	2.19

As at December 31, 2019, the spot price of diesel was $1.95 per gallon. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.

Seabee Gold Operation

As at December 31, 2019, we have not hedged future anticipated diesel usage at the Seabee Gold Operation. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.

Marketable Securities

We hold certain investments in marketable securities which are measured at fair value, being the closing share price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income. A 10% change in prices would have a $5,748,000 impact on total comprehensive income at December 31, 2019 (December 31, 2018 - $2,555,000). We did not hedge any securities in 2019 or 2018.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; foreign exchange gains and losses in these situations impact earnings.

The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2019
	Canadian dollar	Argentine peso
Cash	$4,786	$146
Value added tax receivable	148	19,023
Other financial assets	—	1,250
Trade and other payables (excluding income taxes)	(26,695)	(13,411)
Reclamation and closure cost provision	(6,239)	—
Moratorium	—	(9,120)
Total	$(28,000)	$(2,112)

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	December 31, 2018
	Canadian dollar	Argentine peso
Cash	$7,982	$1,604
Value added tax receivable	145	17,039
Other financial assets	—	1,098
Trade and other payables (excluding income taxes)	(22,974)	(9,908)
Reclamation and closure cost provision	(5,752)	—
Moratorium	—	(19,057)
Total	$(20,599)	$(9,224)

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

Over the course of 2019, the Argentine peso continued to devalue by approximately 59% compared to 102% in 2018. We have a net Argentine peso liability position which has resulted in foreign exchange gains as a result of the devaluation of the Argentine peso.

The Canadian dollar was relatively stable through most of 2019, ending the year having appreciated by 5% (2018 - depreciated by 8.7%) and closing at $1.30 Canadian dollar per one U.S. dollar. We have a net Canadian dollar liability position which has resulted in foreign exchange losses as a result of the strengthening of the Canadian dollar.

Our Seabee Gold Operation has exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure. As at December 31, 2019, we had the following hedge positions outstanding:

	2020	2021
Notional amount (in thousands of Canadian dollars)	54,000	—
Portion of forecast exposure hedged	39.1%	—%
Floor level (Canadian dollars per $1 U.S. dollar)	1.2757	—
Cap level (Canadian dollars per $1 U.S. dollar)	1.3683	—

As at December 31, 2019, the fair value of derivative instruments related to our foreign currency hedges was $350,000 (December 31, 2018 ($890,000)).

We assessed the impact of a 10% change in the U.S. dollar exchange rate relative to the Canadian dollar and a 25% change in the U.S. dollar exchange rate relative to the Argentina peso as at December 31, 2019 and 2018 on financial assets and liabilities, with all other variables held constant.

The respective changes in each currency would have resulted in the following impact to our total comprehensive income:

Years ended December 31	2019	2018
Canadian dollar	$2,044	$1,504
Argentine peso	370	1,614

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and our moratorium liability because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes and 2019 Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2013 Notes and 2019 Notes, but because we record the 2013 Notes and 2019 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

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As at December 31, 2019, the weighted average interest rate earned on our cash and cash equivalents was 1.8% (December 31, 2018 - 2.4%). With other variables unchanged, a 1.0% change in the annualized interest rate would impact after-tax net income by $3,274,000 (December 31, 2018 - $3,372,000).

b)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk through provisional payments of at least 75% of the value of the concentrate shipped, through transacting with multiple counterparties and retaining title to the concentrate for the majority of our sales until we receive the first provisional payment.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables and other receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2019 and December 31, 2018 was as follows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$503,647	$419,212
Value added tax receivable	21,416	18,802
Trade receivables and other assets	54,164	11,287
Other financial assets	17,964	28,883
	$597,191	$478,184

At December 31, 2019, no amounts were held as collateral except those discussed above related to other financial assets.

c)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations associated with financial liabilities as they fall due. We manage our liquidity risk through a rigorous planning, budgeting and forecasting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in Note 26(d) of our consolidated financial statements for the year ended December 31, 2019. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

To supplement corporate liquidity, we have a credit facility of which we utilized $580,000 (December 31, 2018 - $8,000,000) to secure certain obligations arising under workers’ compensation insurance.

In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2019, we had surety bonds totaling $84,431,000 outstanding (December 31, 2018 - $54,053,000).

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We enter into contracts that give rise to commitments in the normal course of business for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2019)
	Less than one year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$92,018	$—	$—	$—	$92,018
Moratorium liability	3,537	5,583	—	—	9,120
Convertible notes (principal portion)(1)	115,000	—	—	230,000	345,000
Interest payments on convertible notes(1)	7,403	11,500	11,500	8,625	39,028
Reclamation and closure costs	9,556	5,694	—	115,438	130,688
Operating expenditure commitments	6,539	1,137	980	2,440	11,096
Capital expenditure commitments	13,311	—	—	—	13,311
Total contractual obligations	247,364	23,914	12,480	356,503	640,261

(1)	Refer to section 6 for details of convertible notes.

We believe working capital, defined as current assets less current liabilities, at December 31, 2019, together with future cash flows from operations, are sufficient to support our commitments through 2020.

9.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant known change in our risks and uncertainties.

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10.	NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use total cash costs per ounce of precious metals sold, a non-GAAP financial measure, to monitor our operating performance internally, including operating cash costs. We believe this measure provides investors and analysts with useful information about our underlying cash costs of operations and the impact of by-product credits on our cost structure. We also believe it is a relevant metric used to understand our operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of precious metal, we include the by-product credits as we consider the cost to produce the gold or silver is reduced as a result of the by-product sales incidental to the gold and silver production process; thereby allowing our management and other stakeholders to assess the net costs of gold and silver production. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes.

AISC includes total production costs incurred at our mining operations, which forms the basis of our by-product cash costs. Additionally, we include sustaining capital expenditures, general and administrative expenses, mine-site exploration and evaluation costs and reclamation cost accretion and amortization. This measure seeks to reflect the full cost of gold and silver production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded. We believe that this measure represents the total costs of producing gold from current operations and provides us and other stakeholders with additional information about our operating performance and ability to generate cash flows. It allows us to assess our ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

On November 16, 2018, the World Council announced an update to its Guidance Note on AISC with application effective January 1, 2019. This update is intended to provide additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at “new operations” and costs related to “major projects at existing operations” where these projects will materially benefit the operation in the future. The Guidance Note has defined “material benefit” as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. We adopted the updates to the Guidance Note, effective September 30, 2019. Prior period comparatives have been updated to align with the updated Guidance Note.

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The following table provides a reconciliation of our consolidated interim and annual statements of income to cash costs and AISC per payable ounce of precious metals sold for the three and twelve month periods indicated below:

(in thousands of US dollars, unless otherwise noted)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Total 2019	Total 2018

Marigold mine
Cost of sales (A)	$59,936	$52,755	$64,100	$59,282	$236,073	$200,128
Add: Treatment and refining costs	62	68	56	73	259	372
Less: By-product revenue	(19)	(25)	(13)	(14)	(71)	(64)
Less: Depreciation and depletion	(12,464)	(11,204)	(14,333)	(14,290)	(52,291)	(56,748)
Cash costs	47,515	41,594	49,810	45,051	183,970	143,688
Sustaining capital expenditures	17,768	10,496	6,924	3,167	38,355	30,962
Capitalized stripping costs	2,116	2,031	871	2,293	7,311	7,489
Exploration and evaluation costs (sustaining)	332	1,336	954	636	3,258	10,209
Reclamation and closure costs	449	409	268	429	1,555	1,296
AISC (D)	$68,180	$55,866	$58,827	$51,576	$234,449	$193,644

Seabee Gold Operation
Cost of sales (B)	$22,406	$19,196	$20,475	$22,759	$84,836	$84,872
Add: Treatment and refining costs	46	(4)	52	33	127	166
Less: By-product revenue	(24)	(11)	(7)	(8)	(50)	(46)
Less: Depreciation and depletion	(10,124)	(8,771)	(7,761)	(9,712)	(36,368)	(38,818)
Cash costs	12,304	10,410	12,759	13,072	48,545	46,174
Sustaining capital expenditures	2,633	5,406	3,358	8,772	20,169	7,053
Capitalized development	3,313	3,352	3,345	3,379	13,389	9,074
Exploration and evaluation costs (sustaining)	—	768	605	1,251	2,624	6,503
Reclamation and closure costs	35	34	34	34	137	135
AISC (E)	$18,285	$19,970	$20,101	$26,508	$84,864	$68,939

Puna Operations
Cost of sales (C)	$36,348	$23,991	$40,747	$13,972	$115,058	$58,830
Add: Treatment and refining costs	2,916	1,687	3,887	1,709	10,199	4,377
Less: By-product revenue	(10,388)	(4,178)	(12,306)	(6,116)	(32,988)	(3,079)
Less: Depreciation and depletion	(6,921)	(1,353)	(8,078)	(1,146)	(17,498)	(3,153)
Cash costs	21,955	20,147	24,250	8,419	74,771	56,975
Sustaining capital expenditure	2,134	1,839	1,157	1,543	6,673	9,680
Capitalized stripping costs	2,565	1,385	6,273	6,191	16,414	—
Exploration and evaluation costs (sustaining)	492	229	65	1	787	—
Reclamation and closure costs	433	994	605	590	2,622	2,548
AISC (F)	$27,579	$24,594	$32,350	$16,744	$101,267	$69,203

Cost of sales, per consolidated statement of (loss) income (A+B+C)	$118,690	$95,942	$125,322	$96,013	$435,967	$343,830

AISC (total for all mines) (D+E+F)	$114,044	$100,430	$111,278	$94,828	$420,580	$331,786
General and administrative costs	10,242	7,602	6,214	6,871	30,929	32,941
AISC - consolidated	$124,286	$108,032	$117,492	$101,699	$451,509	$364,727

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	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Total 2019	Total 2018

Marigold mine
Payable ounces of gold sold (oz)	61,054	50,617	59,666	55,486	226,823	198,780
Cash costs per gold ounce sold ($/oz)	$778	$822	$835	$812	$811	$723
AISC per gold ounce sold ($/oz)	$1,117	$1,104	$986	$930	$1,034	$974

Seabee Gold Operation
Payable ounces of gold sold (oz)	24,350	27,928	24,264	27,985	104,527	91,360
Cash costs per gold ounce sold ($/oz)	$505	$373	$526	$467	$464	$505
AISC per gold ounce sold ($/oz)	$751	$715	$828	$947	$812	$755

Puna Operations
Payable ounces of silver sold (oz)	2,466,481	1,416,487	2,474,058	847,286	7,204,312	3,580,095
Cash costs per silver ounce sold ($/oz)	$8.90	$14.22	$9.80	$9.94	$10.38	$15.91
AISC per silver ounce sold ($/oz)	$11.18	$17.36	$13.08	$19.76	$14.06	$19.33

Realized gold price ($/oz)	$1,480	$1,480	$1,314	$1,303	$1,394	$1,263
Realized silver price ($/oz)	$17.32	$17.31	$14.92	$15.35	$16.26	$15.92

Precious metals equivalency
Total cash costs (for all metals)	$81,774	$72,151	$86,819	$66,542	$307,286	$246,837
Equivalent payable gold ounces sold (1) (2)	114,268	95,112	112,022	93,452	415,383	335,267
Cash costs per equivalent gold ounce sold ($/oz)	$716	$759	$775	$712	$740	$736
Consolidated AISC per equivalent gold ounce sold ($/oz)	$1,088	$1,136	$1,049	$1,088	$1,087	$1,088

(1)

Gold equivalent ounces have been established using realized metal prices per payable ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc and lead as they are considered a by-product.

(2)	Equivalent payable gold ounces sold may not calculate based on amounts presented in this table due to rounding.

Non-GAAP financial measures - adjusted attributable net income

We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax expense, adjusted attributable net income and adjusted basic attributable income per share. Adjusted attributable net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains and losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance.

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The following table provides a reconciliation of adjusted net income to the consolidated financial statements:

	Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)	2019	2018

Income before income tax	$86,129	$8,090
Non-controlling interest	1,558	6,410
Income before tax attributable to our equity holders	87,687	14,500

Adjusted for:
Non-cash finance expense, net of non-cash finance income	17,556	15,252
Non-cash foreign exchange loss (gain)	14,519	(11,862)
Impairment charges	573	—
Loss on convertible notes	5,423	—
Write-down/loss on disposal of mineral properties, plant and equipment	2,409	5,359
Loss (gain) on purchase of SilverCrest common shares	(2,396)	2,782
Adjustments to reclamation and closure cost provision	—	(1,580)
Write-down of deferred consideration asset	3,677	—
Other items	(29)	4,135
Adjusted income before tax attributable to our equity holders	129,419	28,586

Income tax expense per Consolidated Statement of Income (Loss)	(30,372)	(8,121)

Adjusted for:
Change in prior period estimates	(1,793)	662
Change in economic estimates related to reclamation and closure costs	2,635	—
Change in tax rate	—	(127)
Argentina reorganization	—	4,712
Initial recognition of deferred tax in Argentina	—	2,649
Tax impact of purchase of SilverCrest common shares	426	(376)
Tax impact of the redemption of 2013 convertible notes	(1,687)	—
Other items	(413)	(24)
Adjusted attributable income tax expense	(31,204)	(625)

Adjusted attributable net income	$98,215	$27,961

Weighted average shares outstanding (000’s)	121,769	120,137

Adjusted basic attributable income per share ($)	$0.81	$0.23

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	Three months ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)	2019	2018

Income (loss) before tax per consolidated statements of income (loss)	$31,148	$ (7,559)
Non-controlling interest	—	(942)
Income (loss) before tax attributable to our shareholders	31,148	(8,501)

Adjusted for:
Non-cash finance expense, net of non-cash finance income	4,873	3,745
Non-cash foreign exchange loss	8,268	745
Write-down/loss on disposal of mineral properties, plant and equipment	1,601	686
Loss (gain) on purchase of SilverCrest common shares	(1,639)	2,782
Adjustments to reclamation and closure cost provision	—	(1,580)
Write-down of deferred consideration asset	3,677	—
Other items	283	1,778
Adjusted attributable income before tax	48,211	(345)

Income tax (expense) recovery for the period	(11,669)	5,015

Adjusted for:
Change in prior period estimates	(1,651)	116
Change in economic estimates related to reclamation and closure costs	1,803	—
Argentina reorganization	—	(16)
Tax impact of purchase of SilverCrest common shares	426	(376)
Other items	(495)	(25)
Adjusted attributable income tax (expense) recovery	(11,586)	4,714

Adjusted attributable net income	$36,625	$ 4,369

Weighted average shares outstanding (000’s)	123,052	120,351

Adjusted basic attributable income per share ($)	$0.30	$ 0.04

Non-GAAP financial measures - realized metal prices

We use the financial measure “average realized gold price” and “average realized silver price”, which are non-GAAP financial measures, to supplement information in our consolidated financial statements. We use this information to evaluate our performance relative to average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with revenue information in our consolidated financial statements.

Average realized metal prices represent the sale price of the underlying metal before deducting treatment and refining charges and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, divided by the quantity of the respective units of metals sold. The quantity is the payable metal sold, inclusive of any adjustments upon final settlement.

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11.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Note 2 of our consolidated financial statements for the year ended December 31, 2019 provides details of the significant accounting policies for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods. The impact of future accounting changes is disclosed in note 2(q) to our consolidated financial statements.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 3 of our consolidated financial statements for the year ended December 31, 2019.

12.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based upon the results of that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

•	pertain to maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are made only in accordance with authorizations of management and our Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2019 which has not materially affected, or is reasonably not likely to materially affect, our internal control over financial reporting.

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Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting, as of December 31, 2019, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for the years ended December 31, 2019, and 2018, as stated in its report which accompanies our consolidated financial statements.

Limitations of Controls and Procedures

Our management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

13.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: forecasts; outlook; guidance; future production of gold, silver and other metals; timing of production; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves and to define additional Mineral Resources; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; timing of production and production levels at the Marigold mine, the Seabee Gold Operation and Puna Operations; achieving production records in 2020 at each of the Marigold mine and the Seabee Gold Operation; expected increase in access to higher grade ore at the Marigold mine and Seabee Gold Operation in 2020; expected increase in mining rates and mill throughput at the Seabee Gold Operation in 2020; expected capital, exploration and development expenditures; expected timing and benefits of the commissioning of the additional hydraulic loading unit at the Marigold mine in early 2020 and the construction of an additional leach pad at the Marigold mine in 2020; expected cost and timing of completion of the first and second phase of the expansion to tailings capacity at the Seabee Gold Operation in 2020 and 2021, respectively; upon completion of the Tailings Facility Expansion, expected tailings capacity for current mill throughput levels at the Seabee Gold Operation into the early 2030s; our expected drill programs at the Marigold mine, the Seabee Gold Operation and Puna Operations; estimated mine life and extensions thereof, including anticipated extension of the mine life of the Marigold mine into the early 2030s, without requiring expansion of mining fleet or the associated expansion capital; timing of production at the Marigold mine, the Seabee Gold Operation and Puna

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Operations; timing, focus and results of our exploration and development programs; the investments made in the Marigold mine and the Seabee Gold Operation benefiting future periods; the expected high inflation rates in Argentina generally offsetting the benefits of the devaluation of the currency; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in gold prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.

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Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Exploration Manager at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President Exploration.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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